FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                            For the month of October

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                 EMBASSY HOUSE, HERBERT PARK LANE, BALLSBRIDGE,
                                DUBLIN 4, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________








                             Waterford Wedgwood plc
                        Annual Information Update  (AIU)


                                17 October, 2005


1.      Introduction

Waterford Wedgwood plc published its Annual Report on 20 September, 2005. Accordingly, the Company is submitting its AIU in accordance with the provisions of Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No.
324 of 2005).   We are publishing the AIU ourselves via an RIS today and making it available on the investor information section of our website at www.waterfordwedgwood.com


2.      Chronological List of Announcements and Filings

Irish Stock Exchange and UKLA Announcements

NASDAQ Delisting                                              15 September 2005
Holding in Company                                            2 September 2005
Director/PDMR Shareholding                                    26 August 2005
Directorate Change                                            23 August 2005
Holding in Company                                            18 August 2005
Holding in Company                                            27 July 2005
Blocklisting Interim Review                                   27 July 2005
Director/PDMR Shareholding                                    27 July 2005
Holding in Company                                            27 July 2005
Holding in Company                                            22 July 2005
Director Shareholding                                         22 July 2005
Holding in Company                                            21 July 2005
Statement Re Rights Issue                                     21 July 2005
Directorate Change                                            13 July 2005
Statement Re Rights Issue                                     27 June 2005
Update Re Rights - amended                                    24 June 2005
Result of EGM                                                 20 June 2005
Final Results                                                 16 June 2005
Notice of EGM                                                 27 May 2005
Property Sale                                                 24 May 2005
Rights Issue                                                  4 May 2005
Trading Statement                                             14 March 2005
Directorate Change                                            11 March 2005
Holding in Company - Amend                                    3 February 2005
Resignation of Director                                       1 February 2005
Holding in Company                                            1 February 2005
Compulsory Acquistion of Shares                               28 January 2005
Offer Update                                                  17 January 2005
Holding in Company                                            12 January 2005
Directors' Dealings                                           12 January 2005
Completion of Rights Issue                                    11 January 2005
Result of EGM                                                 10 January 2005
Trading Update                                                10 January 2005
Block Listing Review                                          7 January 2005
Rights Issue Documentation                                    15 December 2004
Rights Issue Update                                           15 December 2004
Offer for Royal Doulton                                       15 December 2004
EGM Statement                                                 14 December 2004
Notice of EGM                                                 22 November 2004
Interim Results                                               19 November 2004
Notice of Results                                             18 November 2004
Further Re Notice of Results                                  9 November 2004
Notice of Results                                             8 November 2004
Holding in Company                                            26 October 2004
AGM                                                           21 October 2004
Directorate                                                   21 October 2004
Possible Offer for Royal Doulton plc                          21 October 2004


Nasdaq

20-F Annual Report to 31 March 2005                          29 September 2005
6-K EGM and Rights Issue Documentation                       29 September 2005
6-K NASDAQ Delisting                                         15 September 2005
6-K Director's Shareholding                                  26 August 2005
6-K Directorship Change                                      23 August 2005
6-K Birchfield Holdings Ltd Shareholding                     27 July 2005
6-K Birchfield Holdings Ltd Shareholding                     27 July 2005
6-K O'Reilly & Other Shareholding                            22 July 2005
6-K Director's Shareholding                                  22 July 2005
6-K Statement Re Rights Issue                                21 July 2005
6-K Directorship Change                                      13 July 2005
6-K Result of EGM                                            20 June 2005
6-K Final Results                                            16 June 2005
6-K Notice of EGM                                            27 May 2005
6-K Property Sale                                            24 May 2005
6-K Trading Statement                                        14 March 2005
6-K Resignation of Director                                  11 March 2005
6-K Regulatory Announcements Summary                         3 March 2005
6-K EGM & Rights Issue Documentation                         2 March 2005
6-K Update Offer for Royal Doulton plc                       18 January 2005
6-K Completion of Rights Issue                               12 January 2005
6-K Result of EGM                                            10 January 2005
6-K Trading Update                                           10 January 2005
6-K Update Rights Issue                                      15 December 2004
6-K Rights Issue Documentation                               15 December 2004
6-K Offer for Royal Doulton plc                              15 December 2004
6-K Notice of EGM                                            14 December 2004
6-K Interim Results to 30 September 2004                     19 November 2004
6-K Possible Offer for Royal Doulton plc                     22 October 2004
6-K Retirement of Director                                   21 October 2004
6-K Paper Filing of Annual Report to 31 March 2005           19 October 2004


Companies Registration Office

B10 Change in Director                                        29 September 2005
B1C Annual Return and Financial Statements                    29 September 2005
B5 Allotment of Shares - Rights Issue                         22 August 2005
G1 Special Resolution                                         5 July 2005
B4 Notice of Increase in Nominal Capital                      5 July 2005
Amended Memorandum & Articles of Association                  5 July 2005
G2 Ordinary Resolution                                        5 July 2005
Listing Particulars                                           27 June 2005
Power of Attorney                                             27 June 2005
Power of Attorney                                             27 June 2005
Power of Attorney                                             27 June 2005
Power of Attorney                                             27 June 2005
Power of Attorney                                             27 June 2005
Power of Attorney                                             27 June 2005
Power of Attorney                                             27 June 2005
Power of Attorney                                             27 June 2005
Power of Attorney                                             27 June 2005
Power of Attorney                                             27 June 2005
Power of Attorney                                             27 June 2005
Power of Attorney                                             27 June 2005
Power of Attorney                                             27 June 2005
Power of Attorney                                             27 June 2005
Power of Attorney                                             27 June 2005
B10 Change in Director                                        16 March 2005
C6 Satisfaction of a Charge                                   14 February 2005
C6 Satisfaction of a Charge                                   14 February 2005
C6 Satisfaction of a Charge                                   14 February 2005
C6 Satisfaction of a Charge                                   14 February 2005
C6 Satisfaction of a Charge                                   14 February 2005
C6 Satisfaction of a Charge                                   14 February 2005
B5 Allotment of Shares - Rights Issue                         10 February 2005
B10 Change in Director                                        8 February 2005
G1 Special Resolution                                         15 December 2004
Amended Memorandum & Articles of Association                  15 December 2004
B4 Notice of Increase in Nominal Capital                      15 December 2004
G2 Ordinary Resolution                                        15 December 2004
Power of Attorney                                             15 December 2004
Power of Attorney                                             15 December 2004
Power of Attorney                                             15 December 2004
Power of Attorney                                             15 December 2004
Power of Attorney                                             15 December 2004
Power of Attorney                                             15 December 2004
Power of Attorney                                             15 December 2004
Power of Attorney                                             15 December 2004
Power of Attorney                                             15 December 2004
Power of Attorney                                             15 December 2004
Power of Attorney                                             15 December 2004
Power of Attorney                                             15 December 2004
Power of Attorney                                             15 December 2004
Power of Attorney                                             15 December 2004
Power of Attorney                                             15 December 2004
Power of Attorney                                             15 December 2004
Power of Attorney                                             15 December 2004
Prospectus                                                    15 December 2004
B10 Change in Director                                        23 October 2004
C1 Registration of a Charge                                   20 October 2005
C1 Registration of a Charge                                   20 October 2005
C1 Registration of a Charge                                   20 October 2005
C1 Registration of a Charge                                   20 October 2005
C1 Registration of a Charge                                   20 October 2005
C1 Registration of a Charge                                   20 October 2005



3.      Location of Full Text of All Announcements / Filings

All announcements prescribed by and released pursuant to the Listing Rules of the Irish Stock Exchange and the Listing Rules of the UK Listing Authority will be available on the Irish Stock Exchange website. NASDAQ filings will be available on the EDGAR website. Copies of any filings made with the Companies Registration Office will be available from the CRO.


4.      Accuracy of the Information

The information referred to in this update was up to date at the time the information was published but some information may now be out of date.




For Further Information:

Dennehy Associates (Irish Media)                  +353 1 676 4733
Michael Dennehy

Powerscourt (UK and International Media)          +44 207 236 5615
Rory Godson

Waterford Wedgwood plc
Rosemary Murphy  (Ireland)                        +353 1 607 0166
Richard Percival (UK and International)           +44 1782 282 332




This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.







                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)


                                                       By: Patrick Dowling
                                                         (Signature)*

Date: 17 October 2005